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                             December 1, 2022

       Amanda Coussens
       Principal Financial Officer
       P10, Inc.
       4514 Cole Avenue, Suite 1600
       Dallas, Texas 75205

                                                        Re: P10, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2022
                                                            File No. 333-268275

       Dear Amanda Coussens:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Selling Securityholder, page 25

   1. We note your disclosure on the cover page that this prospectus provides a general description of the
securities that the company or any selling securityholders may offer from time to time. We
further note the disclosure here that information about selling securityholders, as
applicable, will be set forth in a prospectus supplement, in a post-
                                                        effective amendment or
in filings you make with the SEC under the Exchange Act that are incorporated by
reference. Please revise to describe the initial offering transaction under which the securities
the selling securityholders are offering were originally sold. Please also clarify that the
initial offering was completed and the securities were issued and outstanding prior to
filing this registration statement on Form S-3. Refer to Rule
                                                        430B(b)(2) under the
Securities Act and Compliance and Disclosure Interpretation 228.03
 Amanda Coussens
P10, Inc.
December 1, 2022
Page 2
      on the Securities Act Rules. Please also disclose the aggregate number of shares being registered for resale here and on the cover page. Refer to Item 501(b)(2) of Regulation S-
      K and Compliance and Disclosure Interpretation 228.04 on the Securities Act Rules.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at 202-551-3210 or Tonya Aldave at 202-551-3601 with any questions.



                                                           Sincerely,
FirstName LastNameAmanda Coussens
                                                           Division of
Corporation Finance
Comapany NameP10, Inc.
                                                           Office of Finance
December 1, 2022 Page 2
cc:       Adam Finerman, Esq.
FirstName LastName